ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-164323

Registration No. 333-164323-01

February 9, 2011

Pricing Term Sheet

6.5% Senior Notes due 2021

Issuers:	MarkWest Energy Partners, L.P.; MarkWest Energy Finance Corporation

Guarantees:	Unconditionally guaranteed by certain subsidiaries of MarkWest Energy Partners, L.P.

Security Type:	Senior Unsecured Notes

Form:	SEC Registered

Pricing Date:	February 9, 2011

Settlement Date (T+10):*	February 24, 2011

Maturity Date:	August 15, 2021

Principal Amount:	$300,000,000

Benchmark:	8.125% UST due August 15, 2021

Spread to Benchmark:	+ 286 bps

Yield to Maturity:	6.50%

Coupon:	6.5%

Public Offering Price:	100.00%

Gross Proceeds:	$300,000,000

Net Proceeds Before Expenses to the Issuers:	$296,250,000

Equity Clawback:	Until February 15, 2014: up to 35% at 106.500%

Redemption Provisions:

First call date:	February 15, 2016

Make-whole call:	Before the first call date at a discount rate of treasury plus 50 basis points

Redemption prices:	Commencing February 15, 2016: 103.250%

Commencing February 15, 2017: 102.167%

Commencing February 15, 2018: 101.083%

Commencing February 15, 2019 and thereafter: 100.000%

Interest Payment Dates:	February 15 and August 15, commencing August 15, 2011

Change of Control:	Put at 101% of principal plus accrued interest

Denominations:	$2,000 and integral multiples of $1,000

CUSIP / ISIN:	570506AN5/US570506AN53

Sole Book Running Manager:	Barclays Capital Inc.

Additional Information:

* We expect that delivery of the notes will be made against payment therefor on or about the expected settlement date specified above, which will be the 10th business day following the date of this term sheet. Under Rule 15c6-1 of the Securities and Exchange Commission under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of this term sheet or the following  six business days will be required, by virtue of the fact that the notes initially will settle in T+10, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

The issuers have filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuers have filed with the SEC for more complete information about the issuers and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the issuers, the Underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847.